Exhibit 21

SUBSIDIARY LIST

Doing Business As	State of Incorporation
Talley Industries, Inc.	Delaware
Dynamet Incorporated	Delaware
Carpenter Special Products Corporation	Delaware
Certech, Inc.	Delaware
CRS Holdings Inc.	Delaware